------------------------------
                                                           OMB APPROVAL
                                                  ------------------------------
                                                  OMB Number           3235-0287
                                                  Expires:     December 31, 2001
                                                  Estimated Average Burden
                                                  Hours per response ....... 0.5
                                                  ------------------------------

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print or Type Responses)
________________________________________________________________________________
1.   Name and Address of Reporting Person*

Premium Quality Fund
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

Calle 50, Edificio Global Bank, 15th Floor, Office 15-B
--------------------------------------------------------------------------------
                                    (Street)

Panama City, Republic of Panama
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol


Phone1Globalwide Inc. (PHGW.OB)
________________________________________________________________________________
3.   IRS or Social Security Number of Reporting Person, (Voluntary)



________________________________________________________________________________
4.   Statement for Month/Year


November, 2002
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)


================================================================================
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (Specify below)
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________


================================================================================
           TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF,
                             OR BENEFICIALLY OWNED
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------
Grant of Option     $.40(1)  11/27/02  J(1)       12,500,000 7/1/03   11/27/03 Common  12,500,000 $.40(1)  --       --       N/A
to Buy                                                   (1)                   Stock
------------------------------------------------------------------------------------------------------------------------------------
====================================================================================================================================

Explanation of Responses:

(1)  See attachment.




   /s/ Henry Kardonski                                    December 3, 2002
---------------------------------------------            -----------------------
   Henry Kardonski,                                              Date
   President
   **Signature of Reporting Person

* If the form is  filed  by more  than one  reporting  person,  see  instruction
4(b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                  Atatchment to Form 4 of Premium Quality Fund


(1) The Reporting Person, in a private transaction with a third party, received $5 million dollars (the "Deposit") which was used to purchase a certificate of deposit in the name of the third party with a one year maturity (the "CD"). As part of such transaction, the Reporting Person granted the third party the option to convert the Deposit into shares of the common stock of Phone1Globalwide owned by the Reporting Person (the "Option"). The Option to convert is at the price of $.40 per share (subject to certain anti-dilution adjustments described below) and may not be exercised prior to July 1, 2003. The $.40 conversion price is subject to adjustment as follows: if the Issuer raises, prior to the conversion (i) equity at a price per share below $.40 or (ii) any type of debt or equity security convertible into equity of Phone1 at a price per share below $.40, then the conversion price shall be such number below $.40; provided, further, that the conversion price shall also be subject to appropriate adjustment for stock splits, combinations, recapitalizations, reorganizations and similar events. In addition, the Reporting Person may satisfy its obligations under the Deposit (and terminate the Option) if it delivers notice of cancellation to the third party before the third party gives the Reporting Person notice of exercise of the Option. In such an event, the Reporting Person will pay the third party the amount of the Deposit, plus accrued interest on the CD, plus a fee equal to the Deposit multiplied by .06 multiplied by a fraction, the numerator of which shall be the number of days elapsed from the date of issue of the CD until the date of its cancellation and payment in full and the denominator of which shall be 360.